Zentek Announces Voting Results of Annual and Special Meeting

Guelph, ON - October 5, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces voting results from the annual and special meeting of the Company's shareholders (the "Meeting") held on September 29, 2022. At the Meeting, shareholders voted in favour of all resolutions brought before them. Details of all resolutions that were voted upon are set out in the Management Information Circular (the "Management Information Circular") dated August 25, 2022. The Management Information Circular is available on SEDAR (www.sedar.com).

Election of Directors

All of the board of director nominees listed in the Management Information Circular were elected as directors of the Company. Results of the vote were as follows:

Nominee	Votes For
Francis Dube	95.689%
Greg Fenton	98.98%
Brian Bosse	95.927%
Eric Wallman	99.530%
Frank Klees	83.071%
Ilse Treurnicht	99.459%

Other Items of Business

In addition, at the Meeting, shareholders approved the appointment of the Company's auditors, BDO Canada LLP, the adoption of an omnibus long-term incentive plan and a change to Company's registered address. The results of the votes were as follows:

Items	Votes For
Appointment of BDO Canada LLP as auditors of the Company	98.871%
Disinterested Shareholder Approval for Adoption of Omnibus Long-Term Incentive Plan	91.766%
Change of Registered Address	98.619%

"I am happy to see our shareholders strongly endorsing our board members and other items that required their support," said Dr. Francis Dubé, Chairman of the Board. "The board and management will continue to work to build a strong company, increase value for shareholders, and support our changing world with innovative and advanced nanotechnologies."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's proprietary ZenGUARD™ coating is patent-pending and shown to have 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.